Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 12, 2018	Julie M. Allen Partner d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:                             CVR Refining, LP

Schedule TO-T

Filed on May 29, 2018 by CVR Energy, Inc., et al.

File No. 005-87162

Dear Mr. Panos:

This letter sets forth the responses of CVR Energy, Inc. (the “Company”) to a verbal comment of the Office of Mergers & Acquisitions in the Division of Corporation Finance (the “Staff”) received by telephone on June 11, 2018 relating to the Company’s Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2018. In order to facilitate your review, we have summarized the verbal comment in bold type.

* * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Schedule TO

Item 10

1.              The Staff requested that the Company confirm that the summarized financial information specified by Item 1010(c) of Regulation M-A and included in Amendment No. 1 to the Schedule TO will be disseminated to security holders pursuant to General Instruction 6 to Item 10 of the Schedule TO.

The Company respectfully acknowledges the Staff’s comment and confirms that the disclosure materials disseminated to security holders will contain the summarized financial information specified by Item 1010(c) of Regulation M-A and included in Amendment No. 1 to the Schedule TO.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 969-3155.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:           John R. Walter, CVR Energy, Inc.